Corus Group plc

20 November 2006



                                 Corus Group plc

            Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Corus Group plc confirms that, as at close of business on 17 November 2006, it had the following relevant securities in issue (including any ordinary shares represented by American Depositary Shares but excluding any ordinary shares held in treasury):

-    898,600,363 ordinary shares of 50p each under ISIN code GB00B127GF29.

-    3.0% guaranteed convertible unsubordinated bonds due 2007 amounting to
     (euro)307,000,000 convertible into 46,870,230 ordinary shares of Corus Group plc. The ISIN code for these securities is XS0140136523.

- 4.625% convertible subordinated bonds due 2007 amounting to NLG 345,000,000 convertible into 19,338,687 ordinary shares of Corus Group plc. The ISIN code for these securities is NL0000183184.

Each American Depositary Share of Corus Group plc represents two ordinary shares of Corus Group plc.